UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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RECD S.E.C.
OCT 1 2007
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 6805

07007167

FACING PAGE

Information Required of Brokers and Deale [illegible] f the Securities Exchange Act of 1934 and [illegible]

REPORT FOR THE PERIOD BEGINNING 08/01/2006 AND ENDING 07/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Capital Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Sixteenth Street, Suite 1400
(No. and Street)

Denver | Colorado | 80202
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy E. Taggart 303-626-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller and Baker LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 | Philadelphia | PA | 19103
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy E. Taggart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Capital Brokerage, Inc., as of July 31st, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRANDY TULLEY NOTARY PUBLIC STATE OF COLORADO

Signature

Exec. Vice Pres.

Title

Notary Public

My Commission Expire 02/02/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder

World Capital Brokerage, Inc.

Denver, Colorado

We have audited the accompanying statement of financial condition of World Capital Brokerage, Inc. (the "Company") as of July 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Capital Brokerage, Inc., Inc. as of July 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania

September 24, 2007

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
JULY 31, 2007

ASSETS

Cash and cash equivalents	$	952,476
Investment securities, at market value (note 2)		1,183,717
Deposits with clearing organizations		26,983
Commissions receivable (note 5)		187,690
Account receivable - affiliate		8,009
Other assets		933
Total assets	$	2,359,808

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable affiliate		26,500
Commissions payable		25,026
Total liabilities		51,526
Commitments and contingencies (note 4)		
Stockholder's equity:		
Common stock, $1 par value; 50,000 shares authorized; 24,500 shares issued and outstanding		24,500
Retained earnings		2,283,782
Total stockholder's equity		2,308,282
Total liabilities and stockholder's equity	$	2,359,808

See accompanying notes to statement of financial condition.

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
JULY 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENT PRESENTATION
The accompanying financial statements include the accounts of World Capital Brokerage, Inc. (formerly American Growth Fund Sponsors, Inc.) (the Company), a wholly owned subsidiary of AGF Holdings, Inc. (the Parent). The Company is a Colorado corporation and a registered broker-dealer with the Securities and Exchange Commission (SEC). The primary functions of the Company are to underwrite the shares of American Growth Fund, Inc. (the Fund), a diversified open-end investment company, and to function as a broker-dealer of securities. Significant accounting policies followed by the Company are:

INVESTMENT SECURITIES
Security transactions and related revenue and expense are recorded on a trade date basis. In accordance with financial reporting requirements for broker/dealers, the Company's investment securities are recorded at market value based upon quotes from brokers. Changes in unrealized appreciation or depreciation are included in revenue. Realized gains and losses are computed using the specific identification method.

COMMISSIONS
Commissions and related clearing expenses are recorded on a trade-data basis as securities transactions occur.

INCOME TAXES
The Company and the Parent account for income taxes using the asset and liability method of accounting for income taxes. The Company files consolidated federal and state income tax returns with the Parent. An informal tax sharing agreement currently exists between the Company and the Parent. Under such agreement the tax expense or benefit recorded by the Company, including the tax effects of related assets and liabilities of affiliates, is computed as if the Company filed separate stand-alone tax returns. Such amounts are limited to tax expense or benefit recorded on a consolidated basis for the Parent. Deferred tax receivables or payables are realized from, or paid to, the Parent as related future tax deductions of the Company are utilized in the consolidated income tax return, and are recorded as a receivable from the Parent.

CONCENTRATION OF CREDIT RISK
From time to time the Company had cash balances on deposits with banks in excess of the federally insured limits. The Company believes its risk of loss is limited due to the high credit quality of such bank.

USE OF ESTIMATES
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

2. INVESTMENT SECURITIES
At July 31, 2007 the Company's investment securities having an aggregate cost basis of $813,278 and a market value of $1,183,717. The U.S. During the year ended July 31, 2007, the Company sold marketable equity securities having a cost basis of $440,022 for $825,734, resulting in a realized gain of approximately $385,712.

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
JULY 31, 2007

3. TRANSACTIONS WITH RELATED PARTIES
The Company, the Parent and Investment Research Corporation (IRC), the investment advisor for the Fund, are controlled by the same individual. Certain officers and directors of the Company are also officers and directors of the Fund and IRC. As principal underwriter for the Fund, the Company received gross underwriting commissions of $131,236 for the year ended July 31, 2007. The Company received $20,915 from IRC for distribution services.

The Company shares office space and certain employees with the Fund and IRC. Costs related thereto and certain other costs are allocated among the affiliates on a basis determined by management.

During fiscal 2007, the company received $74,423 from a related party for management services provided.

4. MINIMUM NET CAPITAL
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company, as a registered securities broker/dealer, is required to maintain a minimum net capital of the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as defined in such rule. At July 31, 2007, the Company had net capital of $1,947,262 which was $1,697,262 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at July 31, 2007 was .03 to 1.

5. COMMISSIONS RECEIVABLE
Commissions paid to broker/dealers through deferred sales charges, for the sale of Fund shares, are recorded as commissions receivable. The Company receives from the Fund a monthly distribution fee based on the Fund's daily net assets. Commissions receivable are recovered through the receipt of the distribution fee and redemption charges, if any, related to Fund shares subject to contingent deferred sales charges.

6. INCOME TAXES
During the year ended July 31, 2007, $25,000 tax expense was allocated to the Company. During the year ended July 31, 2007, the Company used net operating loss carry forwards of approximately $268,000.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder
World Capital Brokerage, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of World Capital Brokerage, Inc. (the "Company") for the year ended July 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of internal control does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
September 24, 2007

END